Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

April 11, 2012

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc.
Registration Statement on Form S-1 – Amendment No. 7
File No. 333-173529

Dear Mr. Spirgel:

On behalf of Envivio, Inc. (the “Registrant”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 7 (“Amendment No. 7”) to the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”). In addition, we are concurrently sending to the Staff three copies of Amendment No. 7 marked against Amendment No. 6 to the Registration Statement as filed with the Commission on April 5, 2012.

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.pillsburylaw.com

April 11, 2012

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545 or via email at jim.masetti@pillsburylaw.com.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.
Julien Signes [jsignes@envivio.com]

Paul Hastings LLP
Jeffrey T. Hartlin, Esq. [jeffhartlin@paulhastings.com]

Pillsbury Winthrop Shaw Pittman LLP
Jorge del Calvo, Esq. [jorge@pillsburylaw.com]
Greg Pickrell, Esq. [greg.pickrell@pillsburylaw.com]

www.pillsburylaw.com